UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

1010958

DIVISION OF
CORPORATION FINANCE

04025814

April 5, 2004

Robert B. Robbins
Shaw Pittman, LLP
2300 N Street, N.W.
Washington, DC 200037-1128

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/5/2004

Re: Crescent Real Estate Equities Company
Incoming letter dated March 2, 2004

Dear Mr. Robbins:

This is in response to your letter dated March 2, 2004 concerning the shareholder proposal submitted to Crescent Real Estate by the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth St., NW
Washington, DC 20005

ShawPittman LLP
A Limited Liability Partnership Including Professional Corporations

March 2, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

Our client, Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Company"), has received from the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") a shareholder proposal and supporting statement in the form attached to this letter as Exhibit A (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff members of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachments. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal urges the Executive Compensation Committee (the "Compensation Committee") of the Board of Trust Managers (the "Board") to adopt a policy that a significant portion of future stock option grants to senior executives be performance-based.

Bases for Exclusion of Proposal from Proxy Materials

The Company believes that it properly may exclude the Proposal from the Proxy Materials pursuant to the following rules.

1. Rule 14a-8(i)(3) because inclusion of the Proposal in the Proxy Materials would violate rules under the Exchange Act governing proxy solicitations and proxy materials, including Rule 14a-9;

2. Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal; and

3. Rule 14a-8(i)(3) because the Proposal contains false and misleading statements.

I. Inclusion of the Proposal in the Proxy Materials Would Violate the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9) and the Proposal is Vague and Indefinite and, Accordingly, may be Excluded under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows a proposal to be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the company's shareholders nor its board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., Eastman Kodak Company (available March 3, 2003); General Electric Company (available January 23, 2003); Alcoa Inc. (available December 24, 2002); Bristol-Myers Squibb Co. (available February 1, 1999); Archer-Daniels-Midland Company (available June 21, 1991); and Ford Motor Co. (available February 26, 1980). In voting on the Proposal, one shareholder may believe that approval of the Proposal will produce a result that is wholly different than the result the Proponent anticipates or that the Board understands to have been approved.

There also is judicial precedent consistent with this standard for excludability. See, e.g., *Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961)* (upholding exclusion of a proposal that is "so vague and indefinite" that neither the board nor the shareholders would be able to understand what the proposal would involve) and *NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)* (stating that shareholders are entitled to know precisely what constitutes the scope of any proposal on which their vote is requested).

The Proposal is vague and indefinite in that it fails to:

- define critical terms;
- provide guidance on the generic terms and concepts that the Proposal identifies as part of the policy to be adopted by the Compensation Committee; and

- provide guidance as to the manner in which the policy to be adopted should relate to other components of compensation to senior executives.

More specifically, the Proposal is vague and indefinite in the following fundamental respects.

1. The Proposal does not specify who would be subject to the new policy. Although it states the new policy would apply to "senior executives," it is not clear who would be considered to fit within this category. Would it be the President and the top four most highly compensated employees? Would it be any officer with a specific title or who is at or above the level of a "Vice President," a "Senior Vice President" or an "Executive Vice President"? Would it be any person who files reports under Section 16 of the Exchange Act? All of these people may receive grants of equity compensation, and it is unclear to what extent any of them would be subject to the requirements of the new policy.

2. The Proposal does not specify what is intended to comply with the policy that a "significant" portion of stock option grants be performance-based. The term "significant" has been interpreted by courts and government agencies, in a variety of contexts, to mean anything from as little as 5% to 80% or more of the whole. The Compensation Committee may reasonably interpret the term in a manner that is very different than the Proponent intended or a shareholder of the Company expected.

3. The Proposal does not indicate whether the new policy is designed to limit equity compensation paid to senior executives to "performance-based options" or whether other types of equity compensation may be provided, either in lieu of or in addition to performance-based options.

4. Similarly, the Proposal does not indicate how, whether, or to what extent the grant of "performance-based options" should affect cash compensation to senior executives.

5. Although the Proposal purports to define "performance-based options," many critical terms are vague and indefinite. These terms include:

- "linked to an industry index";
- "above the market price"; and
- "a performance target."

For example, it is unclear how the options could be "indexed options" and also have an exercise price that is linked to an industry index. It also is unclear as to the manner in which the "link" would operate and how close the "link" with the exercise price should be.

6. The Proposal provides for "premium-priced" options, defined by the Proponent as "above the market price" on the grant date. No range is suggested, which means that the amount anticipated by the Proponent, each shareholder voting on the Proposal, and the Compensation Committee could be so different in amount as to affect dramatically the manner in which the policy operates and develops.

7. The Proposal also provides for options that vest "when a performance target is met." Again, the terms are so indefinite that each person voting on, or implementing, the policy advocated by the Proposal could reach entirely different conclusions. All options granted might vest when one target is met. Options might vest ratably as a series of targets are met. There is no guidance as to the nature and terms of the target, which means that the Compensation Committee may have a different view of the approach that must be utilized to satisfy this standard than the shareholders voting on the Proposal.

In fact, the Proposal is no less vague and indefinite than proposals that the Staff has permitted issuers to exclude in their entirety in the past year. See, e.g., Otter Tail Corporation (available January 12, 2004); Capital One Financial Corporation (available February 7, 2003); and General Electric Company (available February 5, 2003). Further, the Supporting Statement contained within the Proposal provides little, if any, interpretive guidance as to the intention of the vague and indefinite language of the shareholder resolution to be voted upon under the Proposal.

Although the Proponent and the shareholders are entitled to expect the Compensation Committee to act reasonably in interpreting any vague or indefinite provision in the Proposal, the number of vague and indefinite provisions in the Proposal makes it potentially misleading to the Company's shareholders on an overall basis and, therefore, justifies the exclusion of the entire Proposal. The Staff traditionally has permitted the exclusion of an entire proposal if, as is the case with the Proposal, "it is unclear exactly what action any shareholders voting for the proposal would expect the company to take" or if "it is unclear what action the company would be required to take if the proposal were adopted." See, e.g., Occidental Petroleum Corp. (available February 11, 1991). In addition, the Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring … [it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. See Division of Corporation Finance: Staff Legal

Bulletin No. 14 (published July 13, 2001) ("Staff Legal Bulletin No. 14"). Because the Proposal is vague and indefinite, the Company's reasonable efforts to implement the Proposal may contravene the intentions of the shareholders that voted for the Proposal. See, e.g., Puget Energy, Inc. (available March 7, 2002); IDACORP, Inc. (available September 10, 2001); Revlon, Inc. (available March 13, 2001); Jos. Schlitz Brewing Company (available March 21, 1977). The Company believes, therefore, that the Proposal properly should be excluded under Rule 14a-8(i)(3).

II. The Proposal Already Has Been Substantially Implemented (Rule 14a-8(i)(10))

The Company believes that the Proposal should be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal, as expressed in its own very general terms, already has been substantially implemented.

The compensation of the Company's executive officers consists of both a current and a long-term component. In addition to their salaries, executive officers may be compensated for the performance of the Company in the form of (i) cash bonus awards, typically pursuant to the Annual Incentive Plan (the "Bonus Plan"), and (ii) dividend incentive units under the Dividend Incentive Unit Plan ("DIU Plan").

Both the Bonus Plan and the DIU Plan were adopted by the Company in order to provide appropriate incentives and rewards for services rendered by officers of the Company. The plans were adopted with the approval of the Executive Compensation Committee and the Board of the Company. The plans, together with recommendations by the management of the Company, are used to determine portions of the executive compensation.

Under the Bonus Plan, at the beginning of the year, the Executive Compensation Committee designates (i) the positions covered by the Bonus Plan, (ii) the minimum and maximum annual incentive opportunity or bonus that the individual holding each position is eligible to earn for the year, and (iii) the performance necessary to earn each level of bonus in three components. One of these components, the Corporate component, provides for a certain portion of the bonus to be paid based upon the Company's achievement of the thresholds relating to total return to shareholders and FFO for the year.[1] Most positions also are assigned a

---

[1] FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, effective January 1, 2000, means net income (loss) (determined in accordance with generally accepted accounting principles ("GAAP")) (i) excluding gains (or losses) from sales of depreciable operating property, (ii) excluding extraordinary items

Footnote continued on next page

second component, the Functional Unit component, which provides for a certain portion of the bonus to be earned upon the achievement of individualized measures of functional unit performance. For each officer, a third component, the Individual component, provides for a certain portion of the officer's bonus to be earned based upon an evaluation of the officer's individual performance for the year.

Under the DIU Plan, prior to the beginning of the year, the Executive Compensation Committee designates each employee eligible to receive dividend incentive units and the number of units allocated to the employee. In addition, the Committee adopts performance targets for the Company for the year based upon total return to shareholders and FFO for the year, as well as a performance multiple for each target. Pursuant to the DIU Plan, the Committee is required to determine the extent to which those targets were achieved or surpassed and, in the event that targets are achieved, the amount to be credited to the account of each participant who was employed by the Company on the last day of the year. This amount is equal to the annual dividends that the participant would have received if he held one share of stock in the Company for each Unit held in his account, multiplied by the number of Units the participant held throughout the year, multiplied by the performance multiple associated with the targets achieved for the year.

The Board and Executive Compensation Committee of the Company already have adopted a compensation scheme that provides that a portion of the compensation received by the Company's executive officers should be based upon the performance of the Company and their own performance, thereby directly tying the rewards received by management to the performance of the Company. Accordingly, it is unnecessary that the Proponent seek to impose additional, similar requirements on the Company because the Company already substantially has implemented the Proposal. See, e.g., Cisco Systems, Inc. (available August 11, 2003).

Footnote continued from previous page

(as defined by GAAP), (iii) plus depreciation and amortization of real estate assets, and (iv) after adjustments for unconsolidated partnerships and joint ventures.

III. The Company believes that a number of statements in the Proposal should be excluded from the Company's 2004 Proxy Materials because these statements are materially false and misleading pursuant to Rule 14a-8(i)(3). We also believe, based on the number of these false and misleading statements, that there is a basis for excluding the entire Proposal.

The Proposal contains numerous statements that are false and misleading. In Staff Legal Bulletin No. 14, the Staff discusses the rationale for permitting exclusion of shareholder proposals that will "require detailed and extensive editing in order to bring them into compliance with the proxy rules." An editing process of this type is time-consuming for the Staff, which has only limited resources. In addition, Staff Legal Bulletin No. 14 points out that a requirement that the Staff spend time even reviewing shareholder proposals with "obvious deficiencies in terms of accuracy, clarity or relevance" does not improve the process or benefit the majority of those participating in the proxy process. It simply "diverts resources" away from analyzing the principal, or core, issues under Rule 14a-8.

The Proposal also makes several assertions that are phrased as factual statements but actually represent the Proponent's own opinion, which the Proponent has not substantiated. The Staff has consistently taken the position that presenting an opinion as a fact is misleading and impermissible under Rule 14a-9. See, e.g., Dillard's Inc. (available March 10, 2003); General Electric Company (available January 24, 2003); Tyco Int'l Ltd. (available December 16, 2002).

In the third paragraph of the supporting statement, the statement that "Standard stock options give windfalls to executives who are lucky enough to hold them during a bull market, and penalize executives who hold them during a bear market" implies that highly competent, mediocre, and poor executives all experience the same effects from holding stock options depending solely on general market conditions. This statement is simply the opinion of the Proponent represented as a fact.

Also in the third paragraph of the supporting statement, Proponent presents opinions of Warren Buffett, Alan Greenspan and Al Rappaport, and purports to quote Warren Buffett. This information is not presented in context and requires more background information or more detailed and precise references so that shareholders may analyze the statements in the context in which they were made and verify the statements cited. In addition, the references should be limited to the particular sections of the source materials that support the statements cited.

The entire fourth paragraph consists of conclusory statements not supported by any analysis or factual information. The statements should be eliminated or put in context, with supporting information.

In the fifth paragraph of the supporting statement, the Proponent's reference to a 2002 report on executive compensation by the Conference Board's Commission on Public Trust and Private Enterprise is out-of-date and, as presented, not relevant to the Proponent's arguments. It is not clear from the information that Proponent presents that so-called "standard stock options" had any effect on the markets in general. Rather, the report is cited as saying simply that the bull market led to massive, "excessive" and unanticipated gains from options. Since we are not now in an "unprecedented bull market," the information in the paragraph seems to be irrelevant to the resolution contained in the Proposal. The information should be put in context, with a more precise reference required in order that shareholders may verify the statement made, and the reference should be limited to the particular section of the report that supports the statement cited.

In the sixth paragraph of the supporting statement, the Proponent's references to the actions of other public companies, including the direct quotation from the proxy statement of one such company, require more precise references in order that shareholders may verify the statements cited, and the references should be limited to the particular sections of the source materials that support the statements cited. The basis on which the Proponent has determined that the named companies are "leading" companies is unclear and should be specified. In addition, the summary description of the option structure put in place by Avery Dennison and touted by the Proponent as more closely linking compensation to company performance, seems to indicate that the options vest regardless of performance if the holder of the options stays with the company long enough. If true, the statement as currently written is misleading and should be clarified or eliminated.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

The Company presently expects to file its definitive Proxy Materials with the Commission on or about April 30, 2004. Accordingly, the Company requests that the Staff grant a waiver from the requirement of Rule 14a-8(j) that this letter be submitted to the Staff and the Proponent not less than 80 calendar days before the Company expects to file its definitive Proxy Materials with the Commission. The Company is requesting this waiver in order to allow time for printing and mailing of the Proxy Materials and still retain a solicitation period of at least 45 days. The Company's common shares are primarily held in "street name" through various brokers on behalf of the beneficial owners. The Company believes that a shorter solicitation period will not allow sufficient time for the majority of the beneficial owners to receive the Proxy Materials, consider the proposals, and submit their proxy or make arrangements to attend the 2004 Annual

Meeting in person. If the Staff requires the Company to include the Proposal, the longer solicitation period is even more important because the brokers will not have authority to vote the shares of a beneficial owner on the Proposal. Only the beneficial owner will have the right to vote on the Proposal, and the Company expects to recommend a vote against the Proposal. For these reasons, it will be difficult for the Proponent to obtain the vote required to approve the Proposal unless the solicitation period is longer than the approximately 30 days available without the waiver or the 10 days permitted under state law. In addition, permitting the Company to file its definitive 2004 Proxy Materials by April 30, 2004 will permit the Company to save its shareholders the expenses that the Company otherwise will incur as a result of the need to prepare and file an amendment to its Form 10-K for the year ended December 31, 2003, in addition to preparing, filing and distributing its Proxy Materials. The Company therefore respectfully requests that the Staff waive the 80-day requirement of Rule 14a-8(j) by permitting the Company to file its definitive Proxy Materials 59 days after the date of this letter.

If you have any questions with respect to the foregoing or if you need any additional information, please do not hesitate to telephone me at 202.663.8136. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate the opportunity to confer with the Staff before issuance of its response.

Thank you for your prompt attention to this matter.

Sincerely,

Robert B. Robbins

Enclosures

cc: Jerry J. O'Connor, Trustee on the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

RESOLVED, that the shareholders of Crescent Real Estate Equities Company ("Crescent" or the "Company") urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when a performance target is met.

SUPPORTING STATEMENT

In 2002, Crescent CEO John Goff was awarded options to purchase partnership units in Crescent Real Estate Equities, LP, which can be exchanged after exercise, subject to shareholder approval, into 3,000,000 shares of Company common stock. For example, if Crescent's stock price increases by only $2.00 per share (approximately 11% of the $17.61 closing price on January 7, 2004), Mr. Goff could reap $6 million, even if Crescent underperformed its competitors.

Compensation using stock options is intended to align senior executives' and shareholders' interests, and to motivate executives to improve company performance. We believe that Crescent's use of standard stock options to compensate its senior executives has the potential to reward mediocre company performance, and we urge the Committee to use performance-based options.

Standard stock options give windfalls to executives who are lucky enough to hold them during a bull market, and penalize executives who hold them during a bear market. Experts including Warren Buffett, Alan Greenspan and Al Rappaport criticize standard options on the ground that they inappropriately reward mediocre or poor performance--Buffett has stated that standard stock option plans are "really a royalty on the passage of time"--and favor indexed options.

Performance-based options tie compensation more closely to company--rather than stock market--performance. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets.
Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

A 2002 report on executive compensation by the Conference Board's Commission on Public Trust and Private Enterprise endorsed the use of performance-based options. The Commission identified factors contributing to an environment "ripe for abuse," including "the unprecedented bull market," which "led to massive, excessive unanticipated gains from options unrelated to management's operating performance."

Leading companies such as Avery Dennison, Capital One and Mattel have adopted performance-based plans. According to Avery Dennison's most recent proxy statement, its approach, which postpones vesting until nine years and nine months after grant unless targets are met, "is designed to promote the creation of stockholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years."

We urge shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crescent Real Estate Equities Company
Incoming letter dated March 2, 2004

The proposal urges the board to adopt a policy that a significant portion of future stock option grants to senior executives be performance based.

We are unable to concur in your view that Crescent Real Estate may exclude the proposal under rule 14a-8(i)(3). There appears, however, to be some basis for your view that portions of the proposal or supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast the sentence that begins "Standard stock options . . ." and ends ". . . during a bear market" as reflecting the proponent's opinion;
- Provide factual support for the sentence that begins "Experts including Warren Buffet . . ." and ends ". . . and favor indexed options" in the form of a citation to a specific source;
- Recast the paragraph that begins "Performance-based options . . . " and ends ". . . of an industry downturn" as reflecting the proponent's opinion;
- Provide a citation to a specific source for the sentence that begins "The Commission identified . . ." and ends ". . . management's operating performance"; and
- Provide a citation to a specific source for the sentence that begins "Leading companies such as . . ." and ends ". . . performance-based plans."

Accordingly, unless the proponent provides Crescent Real Estate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Crescent Real Estate omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Crescent Real Estate may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Crescent Real Estate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Crescent Real Estate did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay we do not waive the 80-day requirement.

Sincerely,

Keir D. Gumbs
Special Counsel